Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited – all amounts in thousands of United States Dollars unless otherwise noted)

For the three and nine months ended May 31, 2017

Filed: July 17, 2017

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	May 31,	August 31,
	2017	2016
ASSETS

Current
Cash and cash equivalents	$12,527	$16,450
Amounts receivable (Note 3)	2,979	6,087
Prepaid expenses	1,265	367
Total current assets	16,771	22,904

Performance bonds	5,934	4,912
Exploration and evaluation assets (Note 5)	25,017	22,346
Property, plant and equipment (Note 4)	317,150	469,696
Total assets	$364,872	$519,858

LIABILITIES

Current
Accounts payable and other liabilities	$12,521	$16,920
Loan payable (Note 6)	16,667	26,667
Total current liabilities	29,188	43,587

Loans payable (Note 6)	67,035	54,586
Other non-current liabilities	3,225	-
Asset retirement obligation	2,662	2,237
Total liabilities	102,110	100,410

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	800,894	714,190
Contributed surplus	25,786	24,003
Accumulated other comprehensive loss	(191,505)	(232,179)
Deficit	(363,843)	(125,245)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	271,332	380,769

Non-controlling interest	(8,570)	38,679
Total shareholders’ equity	262,762	419,448
Total liabilities and shareholders’ equity	$364,872	$519,858

CONTINGENCIES AND COMMITMENTS (NOTE 9)

SUBSEQUENT EVENTS (NOTE 12)

Approved by the Board of Directors and authorized for issue on July 17, 2017

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss (Income) and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2017	2016	2017	2016

EXPENSES
General and administrative	$1,610	$1,465	$4,171	$4,494
Foreign exchange (gain) loss	1,248	(2,094)	1,768	(2,166)
Stock compensation expense (Note 7)	7	31	1,121	119
Impairment Charge (Note 4)	225,165	-	280,357	-
	228,030	(598)	287,417	2,447

Net finance income	(180)	(294)	(829)	(817)
Loss (Income) for the period	$227,850	$(892)	$286,588	$1,630

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	10,441	808	(41,415)	80,102

Comprehensive loss (income) for the period	$238,291	$(84)	$245,173	$81,732

Loss (Income) attributable to:
Shareholders of Platinum Group Metals Ltd.	189,767	(893)	238,641	1,636
Non-controlling interests	38,083	1	47,947	(6)
	$227,850	$(892)	$286,588	$1,630

Comprehensive loss (income) attributable to:
Shareholders of Platinum Group Metals Ltd.	198,553	2	197,967	75,627
Non-controlling interests	39,738	(86)	47,206	6,105
	$238,291	$(84)	$245,173	$81,732

Basic and diluted loss (gain) per common share	$1.37	$(0.01)	$2.01	$0.02

Weighted average number of common shares outstanding:
Basic and diluted	138,921,078	78,265,690	118,457,760	77,611,753

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands ofShares ) United States Dollars, except # of Common

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Share based compensation	-	-	282	-	-	282	-	282
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,639)	-	-	-	(2,639)	-	(2,639)
Shares issued for loan facilities (Note 6)	960,476	2,384	-	-	-	2,384	-	2,384
Shares issued upon the exercise of options	2,250	3	-	-	-	3	-	3
Transactions with non-controlling interest (Note 4)	-	-	-	2	2	4	(4)	-
Foreign currency translation adjustment	-	-	-	(73,991)	-	(73,991)	(6,111)	(80,102)
Net (loss) income for the period	-	-	-	-	(1,636)	(1,636)	6	(1,630)
Balance, May 31, 2016	88,857,028	$714,510	$23,928	$(259,861)	$(106,204)	$372,373	$52,271	$424,644
Stock based compensation	-	-	75	-	-	75	-	75
Share issuance costs	-	(320)	-	-	-	(320)	-	(320)
Foreign currency translation adjustment	-	-	-	27,682	-	27,682	2,386	30,068
Net loss for the period	-	-	-	-	(19,041)	(19,041)	(15,978)	(35,019)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Stock based compensation	-	-	1,783	-	-	1,783	-	1,783
Share issuance – financing	57,313,750	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,198)	-	-	-	(7,198)	-	(7,198)
Shares issued for loan facilities (Note 6)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest (Note 4)	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	40,674	-	40,674	741	41,415
Net loss for the period	-	-	-	-	(238,641)	(238,641)	(47,947)	(286,588)
Balance May 31, 2017	148,456,187	$800,894	$25,786	$(191,505)	$(363,843)	$271,332	$(8,570)	$262,762

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States Dollars)

	Nine months ended
	May 31, 2017	May 31, 2016

OPERATING ACTIVITIES
Loss for the period	$(286,588)	$(1,630)

Add items not affecting cash:
Depreciation	361	343
Unrealized foreign exchange gain	856	(201)
Stock compensation expense	1,121	119
Impairment charge	280,357	-
Net change in non-cash working capital (Note 10)	857	(2,552)
	(3,036)	(3,921)

FINANCING ACTIVITIES
Share issuance	$88,774	$33,000
Share issuance costs	(7,198)	(2,754)
Share issuance – stock options	-	3
Interest paid on debt (Note 6)	(3,244)	(2,044)
Cash proceeds from debt (Note 6)	5,000	886
Debt principal repayment	(5,000)	80,000
Costs associated with the debt (Note 6)	(194)	(1,241)
	78,138	107,850

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$(93,422)	$(90,178)
Proceeds from the sale of concentrate	12,678	1,231
Net movement in South African VAT receivable	(355)	3,832
Performance bonds	(445)	(786)
	(81,544)	(85,901)

Net (decrease) increase in cash and cash equivalents	(6,442)	18,028
Effect of foreign exchange on cash and cash equivalents	2,519	(11,622)
Cash and cash equivalents, beginning of period	16,450	39,082

Cash and cash equivalents, end of period	$12,527	$45,488

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

1.        NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently developing and operating the Maseve platinum and palladium mine (the “Maseve Mine”), formerly Project 1 of Western Bushveld Joint Venture (“WBJV”), located on the Western Limb of the Bushveld Complex in South Africa. The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of May 31, 2017 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

The Maseve Mine surface infrastructure is fully constructed and the mill was commissioned in February and March of 2016. Maseve is now in the ramp up phase of production. First concentrate was produced in February 2016. Any revenues from concentrate sales realized before the asset is ready for its intended use are expected to be treated as a reduction in project capital cost.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be combined. See details at Note 5 below. The Company published a pre-feasibility study for the combined Waterberg Project in October 2016.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and		August 31,
Name of subsidiary	Principal activity	operation	May 31, 2017	2016

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[2]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[3]	Exploration	South Africa	49.9%	49.9%

1Holds the Waterberg Project until approval to transfer rights to Waterberg JV Co. is received (see Note 5 below)
2See Note 4 “Ownership of Maseve Mine”.
3The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

2.        BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and have been prepared under the historical cost basis.

These interim condensed consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2016. These interim condensed consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2016. The interim condensed consolidated financial statements are presented in United States Dollars and the Company has used United States Dollars as its presentation currency since September 1, 2015.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Liquidity

The Company reported a net loss of $287 million for the nine months ended May 31, 2017 with $280 million of that loss attributed to an impairment of the Maseve Mine. At May 31, 2017, including the current portion of loan balances due, the Company had negative working capital of $12.4 million. At May 31, 2017, the Company was indebted for a principal amount of $80 million plus accrued interest of $7.3 million pursuant to the Amended and Restated Sprott Facility and the LMM Facility (both as defined below) to fund the development, construction and start-up working capital needs of the Maseve Mine. During the nine-month period ending May 31, 2017 the Company completed a gross amount of $89 million in equity offerings. Subsequent to period end the Company closed a convertible note financing for a gross amount of $20 million (see Subsequent Events - Note 12 for further details).

The Company currently has limited financial resources. The Company’s ability to continue operations in the normal course of business in the foreseeable future is dependent upon, among other things, the Company establishing positive cash flow from production at the Maseve Mine. The Company has experienced delays in the rate of underground development and stoping into key mining areas at the Maseve Mine due to delayed infrastructure and poor contractor performance.

In July of 2017 the Company’s engineers and mining personnel undertook a major reduction in the labour force and contractors at the Maseve Mine and implemented a new mine plan focussed on utilization of a hybrid mining method, consisting of mechanized primary heading development and conventional breasting or stoping, while reducing the use of mechanized bord and pillar mining. Focus is being applied to achieve reduced costs and achieve positive cash flow. In addition, current global market prices for the metals to be produced at the Maseve Mine have been highly volatile. Unexpected costs, problems, lower metal prices or further delays could severely impact the Company’s production revenue and its ability to produce the tonnage at the Maseve Mine required to maintain positive working capital and meet its amended production covenants under the Amended and Restated Sprott Facility and the LMM Facility (both as defined below). The Maseve Mine is behind on its planned ounce ramp-up profile at this time.

There is uncertainty related to the Company’s ability to secure additional funding. The Company’s ability to continue operations in the normal course of business may depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, forward sale agreements, sale of assets and strategic partnerships. However, management believes the Company will be able to secure further funding if deemed necessary.

Recently Issued Accounting Pronouncements
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these interim condensed consolidated financial statements. These include:

(i) IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii) IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The standard introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early application is permitted. The Company is assessing IFRS 9’s impact on its financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

(iii)IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

Exchange Rates
The following exchange rates were used when preparing these interim condensed consolidated interim financial statements:

Rand/USD
Period-end rate	13.1515 (May 2016: 15.7327)
August 31, 2016	14.6958
9-month period average rate	13.5925 (May 2016: 14.7967)

CAD/USD
Period-end rate	1.3512 (May 2016: 1.3110)
August 31, 2016	1.3116
9-month period average rate	1.3318 (May 2016: 1.3359)

3.        AMOUNTS RECEIVABLE

	May 31, 2017	August 31, 2016
Receivable from concentrate sales	$2,913	$2,854
South African value added tax	2,198	1,776
Due (to) from JOGMEC[1]	(2,394)	15
Tax receivable	145	981
Other receivables	71	412
Due from related parties (Note 8)	46	49
	$2,979	$6,087

1An advance of $2.4 million from JOGMEC has been paid to PTM in advance of work to be completed at Waterberg.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

4.        PROPERTY, PLANT AND EQUIPMENT

	Development			Office	Mining
	Assets	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2015	$368,660	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	131,893[1]	-	943	418	9,701	142,955
Impairment Charge	(41,371)	-	-	-	-	(41,371)
Foreign exchange movement	(36,524)	(980)	(1,095)	(142)	(4,072)	(42,813)
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	86,217[2]	-	122	523	4,373	91,235
Impairment Charge	(280,357)	-	-	-	-	(280,357)
Foreign exchange movement	39,268	1,003	1,233	171	5,310	46,985
Balance, May 31, 2017	$267,786	$9,550	$11,855	$3,105	$54,917	$347,213

ACCUMULATED DEPRECIATION
Balance, August 31, 2015	$-	$-	$789	$1,065	$11,548	$13,402
Additions	-	-	879	397	6,299	7,575
Foreign exchange movement	-	-	(81)	(55)	(1,187)	(1,323)
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Additions	-	-	622	367	7,197	8,186
Foreign exchange movement	-	-	186	82	1,955	2,223
Balance, May 31, 2017	$-	$-	$2,395	$1,856	$25,812	$30,063

Net book value, August 31, 2016	$422,658	$8,547	$8,913	$1,004	$28,574	$469,696

Net book value, May 31, 2017	$267,788	$9,550	$9,460	$1,249	$29,105	$317,150

1Includes pre-production revenue credited of $9.3 million and $8.7 million of interest expense capitalized.
2Includes pre-production revenue credited of $12.6 (see below) and $10.6 million of interest expense (see Note 6)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine are capitalized and classified as development assets in Property, Plant and Equipment. The local name for what was formerly the Project 1 of the WBJV is the Maseve Mine based on the holding company named Maseve Investments 11 (Pty) Ltd. that holds the legal right to the mine.

The Maseve Mine is in the production ramp up phase with first concentrate having been produced in February 2016. Proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $12.6 million being recognized to development costs in the nine months ended May 31, 2017.

       i.    Ownership of the Maseve Mine

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at -$8,570 at May 31, 2017 ($34,124 – August 31, 2016), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

Legislation and regulations in South Africa specify a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. A past sale by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Company’s BEE profile. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund an approved cash call and the associated dilution implications.

In June 2016, the DMR requested an update regarding the Company’s efforts to increase the BEE equity ownership percentage in Maseve following the dilution of Africa Wide’s interest in Maseve. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016. The Company made several attempts to schedule a meeting with the DMR as requested. The Company has been advised by the DMR that the matter will be discussed at a later date. The DMR has not issued a notice of non-compliance.

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At May 31, 2017 Maseve owed PTM RSA approximately R4.7billion ($355 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

   ii.        Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any potential impairment indicators occurred in respect of the Company's long lived assets management takes into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. The decline in platinum prices, the decrease in the Company’s market capitalization and delays in production ramp up were considered to be indicators of potential impairment. As a result, the Company assessed the recoverable amount of the Maseve Mine Cash Generating Unit (“CGU”) at May 31, 2017. The Company assessed the recoverable amount of the Maseve Mine CGU at May 31, 2017 and recognized an impairment charge of $225.2 million for the three month period ending May 31, 2017. Total impairment charges for the nine month period ending May 31, 2017 are $280.3 million.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

The recoverable amount of the Maseve Mine assets was based on estimates of future discounted cash flows (“DCFs”) of the latest business forecasts regarding production volumes, costs of production, capital expenditure, metal prices and market forecasts for foreign exchange rates. The discount rate is a risk adjusted discount rate, taking into account specific risks where the cash flows have not been adjusted for the risk.

The assumptions used by the Company in the DCFs are subject to risk and uncertainty relating to among other factors, metal prices and exchange rates.

The key financial assumptions used in the May 31, 2017 recoverable amount calculations are:

•

The future price per 4E ounce was a market consensus based on price projections of international banks and brokerages. A long-term price of $1,200 per ounce of platinum and $900 per ounce of palladium were used in the valuation model.

•	A long-term Rand/$USD exchange rate of 14.00:1 was used
•	A long-term discount rate of 12.70% for the project was used.

The recoverable amount was derived from the Company’s financial model which is categorised as a level 3 valuation of the fair value hierarchy. The recoverable amount for Maseve is most sensitive to exchange rates, metal prices, discount rates and to a lesser extent operating costs. Sensitivity analysis has been conducted for Maseve for metal prices, exchange rates and discount rates. Lower metal prices and/or lower head grades both negatively affect the recoverable amount for Maseve. Maseve is not significantly sensitive to capital cost increases as the majority of life of mine capital has been expended as at the date of these financial statements. If the US Dollar strengthens by 5% against the Rand the recoverable amount for Maseve increases by $16 million. If there is a 5% increase in the life of mine 4E Ounce basket price the estimated recoverable amount for Maseve is reduced by $29 million. If an 13.7% discount rate is used the estimated recoverable amount for Maseve is reduced by $13 million.

5.        EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2015	$24,629
Additions	7,630
Recoveries	(7,321)
Foreign exchange movement	(2,592)
Balance, August 31, 2016	$22,346
Additions	3,445
Recoveries	(3,293)
Foreign exchange movement	2,519

Balance, May 31, 2017	$25,017

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

		May 31, 2017	August 31, 2016
Project 3 – see Note 4		$2,359	$2,111

Waterberg JV	Acquisition costs	21	19
	Exploration and evaluation costs	36,221	29,462
	Recoveries	(26,221)	(20,518)
		10,021	8,963
Waterberg Extension	Acquisition costs	20	17
	Exploration and evaluation costs	12,539	11,221
		12,559	11,238
Other	Acquisition costs	25	23
	Exploration and evaluation costs	812	691
	Recoveries	(759)	(680)
		78	34

Total		$25,017	22,346

Waterberg Project

The Waterberg Project is comprised of the Waterberg JV property, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension property, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV property and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Project with Mnombo identified as the Company’s 26% BEE partner for all the Company’s Waterberg properties. The Company holds the Waterberg Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.

The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,555 at May 31, 2017 ($4,555 – August 31, 2016), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties, as described below, are to be combined and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which is being followed by two $6 million tranches to be spent in each of the following two 12 month periods ending March 31, 2018. Any amount in excess of $6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension properties until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($1.9 million) which are still owed to the Company.

Post March 2015, $15.25 million has been spent through to May 31, 2017 on the Waterberg JV and Waterberg Extension properties all of which has been funded by JOGMEC per the 2nd Amendment agreement outlined above. In the first nine months of fiscal 2017 $3.31 million was spent on the combined Waterberg JV and Waterberg Extension.

6.        LOANS PAYABLE

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

On September 19, 2016, the Company announced that Sprott and LMM had agreed to amend certain terms to their existing loan facilities with the Company. Sprott agreed to defer 12 planned monthly repayments of the original $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of the original $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. Sprott and LMM both agreed to reset agreed monthly production requirements so that the production period would commence October 31, 2016. Pursuant to the LMM Credit Agreement the Company entered a life of mine PPA with LMM whereby LMM was granted a Production Payment (as defined below) right to 1.5% of net proceeds received on concentrate sales from the Maseve Mine. LMM and the Company agreed to extinguish the Company’s right to buy back 1% of LMM’s 1.5% Production Payment right for $17.5 million until January 1, 2019 or for $20 million until December 31, 2021. In consideration of the amendments, the Company issued 801,314 common shares to Sprott and 801,314 common shares to LMM. The consideration was based on the value of five percent of the initial principal balance of the LMM loan facility and the Sprott facility, in each case, such amount being $2.0 million. The shares were priced at the five-day volume weighted average price on the TSX of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate.

On October 12, 2016, the Company announced that Sprott had provided a $5.0 million second advance (the “Second Advance”) to the Company. In consideration of the Second Advance, as a fee, the Company issued 113,963 common shares of the Company at a price of $3.2428 per share, less a ten percent discount. The original $40.0 million Sprott Facility was amended and restated effective October 11, 2016 to reflect the Second Advance (the “Amended and Restated Sprott Facility”). Interest was payable on the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Other terms, conditions and covenants related to the Amended and Restated Sprott Facility were substantially the same as for the original Sprott Facility. On November 2, 2016 and April 26, 2017 Sprott elected for early repayments of $2.5 million of the Second Advance from the proceeds of equity offerings completed on November 1, 2016 and April 26, 2017, (see Equity section for further details of the offerings).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

On January 13, 2017, the Company announced that Sprott and LMM had agreed to amend certain terms of their existing loan facilities with the Company. Sprott and LMM both agreed to reset agreed monthly production requirements whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production to begin January 31, 2017 and an amendment to reach and maintain a three-month rolling average of at least 70% of planned production to begin April 30, 2017. Also, both LMM and Sprott agreed to waive the covenant until February 15, 2017 where working capital must be kept in excess of $5 million and to postpone from January 31, 2017 to March 31, 2017 the commencement of the requirement to pay Sprott 50% of the proceeds of further debt and equity financings. In consideration of the amendments, the Company issued 275,202 common shares to Sprott and 293,616 common shares to LMM. The consideration was based on the value of one percent of the outstanding principal balance of the LMM loan facility and the Amended and Restated Sprott facility. The shares were priced at the ten-day volume weighted average price on the TSX of C$2.253 per share, less a ten percent discount. At period end the Company was in compliance with all covenants.

On April 17, 2017, the Company announced that Sprott and LMM had agreed to further amend certain terms to their existing loan facilities with the Company. Sprott and LMM both agreed to reset agreed monthly production requirements whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production to begin March 31, 2017 and an amendment to reach and maintain a three-month rolling average of at least 70% of planned production to begin June 30, 2017. Both LMM and Sprott also agreed to waive until May 31, 2017 the covenant to maintain at all times a working capital in excess of $5 million and a minimum of $5 million in unrestricted cash and cash equivalents. In the case of the Amended and Restated Sprott Facility, the Sprott Lenders agreed to amendments that postpone from March 31 2017 to June 30, 2017 the commencement of the requirement to pay Sprott 50% of the proceeds of further debt and equity financings and that require repayment of the outstanding portion of the Second Sprott Advance in full using the net proceeds of any equity or debt financings (excluding intercompany financings) that close after April 13, 2017. The remaining $2.5 million of the Second Advance was repaid in April 2017.

On June 15, 2017 the Company announced that Sprott and LMM had agreed to further amend certain terms to their existing loan facilities with the Company. Please see the subsequent events (Note 12) for further details.

In total the Company borrowed $85.0 million by way of the Amended and Restated Sprott Facility and the LMM facility, which are reconciled to the May 31, 2017 balance sheet as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Gross Sprott Facility drawn down including Second Advance	$45,000
Second Advance repayment	(5,000)
Drawdown Standby and Amendment fees	(7,237)
Interest paid on loan balance	(6,293)
Finance cost at effective interest rate	10,210
Carrying value - Sprott Facility	$36,680

LMM Facility drawn down	$40,000
Drawdown, Amendment, Legal and Other Fees	(4,347)
Interest finance cost at effective interest rate	10,473
Adjustment to amortized cost of LMM Production Payment Payable	523
LMM Production Payment Payable	373
Carrying value - LMM Facility	$47,022

LMM Production Payment Liability	$9,126
LMM Production Payment Payable	373
LMM Loan Facility	37,523
Total LMM Facility	$47,022

Carrying value - Loans Payable	$83,702

Current portion of loan payable	$16,667
Non-current portion loans payable	67,035
Carrying value - Loans Payable	$83,702

At May 31, 2017, the principal payable in the next twelve months on the Amended and Restated Sprott Facility of $16,667 has been classified as a current liability.

Both loans are carried at amortized cost with the Amended and Restated Sprott Facility having an effective interest rate of 20% and the LMM Facility having an effective interest rate of 27%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Amended and Restated Sprott Facility. Net interest expense of $19.9 million from both loans has been capitalized against development assets in the Maseve mine until the asset is ready for its intended use which is expected to be aligned with the date commercial production is achieved. Adjustments and accretion to the Production Payment liability are also capitalized against the development assets in the Maseve mine until the mine is considered ready for its intended use and commercial production is achieved.

Sprott Facility

Pursuant to the terms of the original Sprott facility and the Amended and Restated Sprott Facility, the Company has made certain payments to the Sprott Lenders, including (a) a bonus payment made in February 2015 concurrently with execution and delivery of the credit agreement in the amount of $1,500, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Sprott Lenders equal to 2% of the amount being drawn down under the Sprott Facility, which was paid by issuance of 348,584 common shares of the Company on November 20, 2015; (c) a structuring fee comprised of a cash payment in the amount of $100, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee paid in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility paid in monthly instalments until draw down on November 20, 2015 totalling $1,244. The Sprott Facility originally was to mature on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017, however due to the amendments outlined above the principal is now due to be repaid by December 2018.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Upon drawdown, all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis. Total interest of $10.2 million was recognized since inception ($5,146 in the current nine-month period) with $6.3 million in cash interest paid since inception ($3,244 in the current nine-month period).

The Amended and Restated Sprott Facility is in the first lien position on (i) the shares of PTM RSA held by PTM (and such other claims and rights described in the applicable pledge agreement) and (ii) all current and future personal property of PTM. Interest on the Amended and Restated Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.50% .

LMM Facility

Loan

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The stated interest rate on the LMM Facility is LIBOR plus 9.5% .. At period end, interest payments on the LMM Facility have been accrued and added to the loan balance until March 31, 2018 and then paid to LMM quarterly thereafter. Also, the first 20% of principal was to be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next 7 quarters of the LMM Facility.

Production Payment

Under the PPA, the Company agreed to pay to LMM a Production Payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The terms of the PPA were amended during the period. See details above in this Note 6.

The initial fair value of the Production Payment liability was valued at $11.3 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and will be amortized over the expected life of mine as production payments are made. The carrying value of the production payment is currently $9.1 million with difference from the original carrying value having been recognized as interest expense and as adjustments to the fair value of the loan payable. The key valuation assumptions for the Production Payment valuation are production profile, discount rate and timing of cash flows. Any accretion to the Production Payment facility is treated as interest cost and capitalized to the project until the project is determined ready for its intended use.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Amended and Restated Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences (see above for details of the amended covenants).

7.        SHARE CAPITAL

(a)        Authorized

Unlimited common shares without par value.

(b)        Issued and outstanding

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

At May 31, 2017, the Company had 148,456,187 shares outstanding.

On September 19, 2016, both Sprott and Liberty were each issued 801,314 shares for consideration of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars in consideration for the amendment to the outstanding working capital facilities.

On October 12, 2016 upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017 Sprott was issued 275,202 shares and Liberty was issued 293,616 shares for total consideration of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), in consideration for the amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million

(c)        Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars (“C$”).

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2015	2,832,450	C$ 12.10
Granted	1,014,675	2.00
Exercised	(2,250)	2.00
Cancelled	(867,600)	16.67
Options outstanding at August 31, 2016	2,977,275	7.31
Granted	2,210,000	2.00
Cancelled	(465,400)	10.16
Options outstanding at May 31, 2017	4,721,875	C$ 4.55

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
May 31, 2017	May 31, 2017	Exercise Price	(Years)
3,070,175	2,640,088	C$ 2.00	4.29
789,500	789,500	6.50	2.72
292,200	292,200	9.60	0.27
10,000	10,000	10.50	1.00
2,500	2,500	12.00	2.30
554,000	554,000	13.00	1.66
3,500	3,500	14.00	0.80
4,721,875	4,291,788		3.37

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

During the nine months ended May 31, 2017 the Company granted 2,210,000 stock options (1,014,675 – May 31, 2016). The stock options granted in the current period vested immediately. The Company recorded $1,783 ($662 capitalized to PPE and mineral properties and $1,121 expensed).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the periods ending May 31, 2017 and May 31, 2016:

Period ended	May 31, 2017	May 31, 2016
Risk-free interest rate	1.10%	0.65%
Expected life of options	4.0 years	3.9 years
Annualized volatility	68%	64%
Forfeiture rate	0.00%	2.1% per year
Dividend rate	0.00%	0.00%

8.        RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the nine months ended May 31, 2017, $175 ($166 – May 31, 2016) was paid to independent directors for directors’ fees and services.

(b)

During the nine months ended May 31, 2017, the Company accrued or received payments of $41 ($48 – May 31, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $28 ($15 – May 31, 2016) due from West Kirkland.

(c)

In fiscal 2016 the Company entered into a loan facility agreement with a significant shareholder LMM. The loan was negotiated and entered into at commercial terms. For full details on this transaction please refer to Note 6 above.

Except for amounts due to LMM, all amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

9.        CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,739 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($11.2 million at May 31, 2017) of which R100 million ($7.6 million at May 31, 2017), has been paid, leaving R47 million ($3.6 million at May 31, 2017) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change.

From period end the Company’s aggregate commitments are as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
Lease obligations	$520	$1,337	-	$-	$1,739
ESKOM – power	3,589	-	-	-	3,589
Mining Development	11,855	-	-	-	11,855
Mining Indirect and Other	6,918	-	-	-	6,918
Sprott Loan Facility	20,836	25,778	-	-	46,614
Liberty Loan Facility	1,443	36,946	29,994	-	68,383
Totals	$45,161	$63,943	$29,994	$-	$139,098

10.      SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Nine months ended	May 31, 2017	May 31, 2016
Amounts receivable, prepaid expenses and other assets	$2,917	$(5,162)
Accounts payable and accrued liabilities	(2,060)	2,610
	$857	$(2,552)

11.      SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis are as follows:

Assets

	May 31, 2017	August 31, 2016
Canada	$8,406	$10,572
South Africa	356,466	509,286
	$364,872	$519,858

Substantially all of the Company’s capital expenditures are made in South Africa.

Loss attributable to the shareholders of Platinum Group Metals Ltd.

Nine months ended	May 31, 2017	May 31, 2016

Canada	$5,976	$(1,815)
South Africa	280,612	179
	$286,588	$(1,636)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2017
(In thousands of United States Dollars unless otherwise noted)

12.        SUBSEQUENT EVENTS

On June 15, 2017, the Company announced that Sprott and LMM had agreed to further amend certain terms to their existing loan facilities with the Company. Sprott and LMM both agreed to amend existing loan facilities to the Company and provide waivers, in each case, until October 31, 2017, with regard to minimum cash and working capital requirements, achievement of productions targets, certain events of default and the requirement to pay the lenders 50% of the proceeds of equity and debt financings. Sprott and LMM are each to be paid a fee of $200,000 and $400,000 respectively in consideration of the above amendments, both at the same time upon the maturity or repayment of the Sprott facility.

On June 30, 2017, the Company announced that a private placement of US$20 million aggregate principal amount of convertible senior subordinated notes due 2022 had closed. The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company ("Common Shares") or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. The Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes will be 1,001.1112 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE MKT closing sale price for the Company's Common Shares of US$0.8686 per share on June 27, 2017.

On July 7, 2017 the Company announced it is taking steps to restructure its mining operations at the Maseve Mine. The restructuring involves a change in primary mining method and cost reductions to create a sustainable future for the mine. The changes are operationally driven to align costs with a more gradual ramp-up of production using more selective mining methods. As a result of the anticipated restructuring process, there are a large number of employees in the service of independent contractors and staff of Maseve who have been affected. Platinum Group Metals is working closely with all its contractors, including Redpath Mining South Africa, the largest mining contractor on site, to minimize job losses while making the operation self-sustainable. New opportunities for contractors and employees could be created as the newly planned mining method ramps up. In the long term, the hybrid method is more labour intensive offset with better planned grade compared to bord-and-pillar mining.